UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 31, 2019

(Date of earliest event reported)

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

65 Church Street, Second Floor

New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 8. Certain Unregistered Sales of Equity Securities.

Item 9. Other Events.

As originally reported on a Current Report on a Form 1-U, dated March 15, 2018, DatChat, Inc. (the “Company”) issued to an accredited investor (the “Investor”): (i) a senior convertible note in the original principal amount of $300,000 (the “Original Note”); and (ii) a warrant (the “Original Warrant) to acquire up to 1,500,000 shares of the Company’s common stock, par value $0.0001 per share, which were purchased under that certain Securities Purchase Agreement, dated January 25, 2018, as amended (the “Purchase Agreement”). On January 26, 2019, the Maturity Date (as defined in the Original Note) occurred and the Company failed to repay the outstanding amounts under the Original Note in cash as required by the terms of the Original Note.

On January 31, 2019, the Company entered into a Forbearance and Exchange Agreement with the Investor (the “Exchange Agreement”), whereby the Investor, among other things, agreed to forbear on any sums due to it under that Original Note until 5:00pm New York City time on February 5, 2019.

Additionally, the Investor and the Company acknowledged and agreed that, but for a scribner’s error in the Purchase Agreement, the Original Warrant would have been issued as a warrant to acquire up to 2,250,000 shares of common stock, par value $0.0001 per share, (the “Corrected Warrant”). Therefore, pursuant to the terms of the Exchange Agreement, the Company agreed to correct the scribner’s error by exchanging the Original Warrant for the Corrected Warrant.

The Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended by virtue of Section 3(a)(9) thereof in connection with the exchange of the Corrected Warrant for the Original Warrant.

The foregoing descriptions of the Exchange Agreement and Corrected Warrant do not purport to be complete and are subject to and qualified in their entirety by reference to such instruments, which are filed as exhibits to this Current Report on Form 1-U and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
3.1	Form of Corrected Warrant
6.1	Forbearance and Exchange Agreement, by and between DatChat, Inc. and Hudson Bay Master Fund Ltd., dated January 31, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2019	DATCHAT, INC.

	By:	/s/ Darrin Myman
Chief Executive Officer, Chief Financial Officer, and Director

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